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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                Ariel Corporation
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             (Exact Name of Registrant as Specified in Its Charter)

                Delaware                                 13-3137699
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

     2540 Route 130 Cranbury, NJ                          08512
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(Address of Principal Executive Offices)               (Zip Code)


If this form relates to the                   If this form relates to the
registration of a class of                    registration of a class of
securities pursuant to Section                securities pursuant to Section of
12(b) of the 12(g) Exchange Act and           the Exchange Act and is effective
is effective pursuant to General              pursuant to General Instruction
Instruction A.(c), please check the           A.(d), check the following box.
please following box.

Securities Act registration statement file number to which
this form relates:                                              0-25326
                                                             --------------
                                                             (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


   Title of Each Class                         Name of Each Exchange on Which
   to be so Registered                         Each Class is to be Registered
   -------------------                         ------------------------------

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Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Stock Purchase Rights
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                                (Title of Class)


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                                (Title of Class)


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Item 1. Description of Registrant's Securities to be Registered.

         Ariel Corporation (the "Company") announced that a dividend of one preferred share purchase right ("Right") has been declared for each outstanding share of common stock, par value $.001 per share, of the Company (the "Common Stock"). The dividend is payable to stockholders of record at the close of business on October 9, 1998 (the "Effective Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of newly created Series A Preferred Stock, par value $.001 per share, of the Company (the "Preferred Stock"). The purchase price is $25 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Plan dated as of October 9, 1998, as the same may be amended from time to time (the "Rights Plan"). Continental Stock Transfer and Trust Co. will serve as the "Rights Agent."

         Until the earlier of (i) such time as the Company learns that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) the close of business on the date designated by the Board of Directors following the commencement of, or public disclosure of, an intent to commence a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Effective Date, by such Common Stock certificate and will be transferable only in connection with the transfer of Common Stock.

         Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Effective Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Effective Date will contain a notation incorporating the Rights Plan by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on October 9, 2008 (the "Expiration Date"), unless the Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution in the event there is a change in the Common Stock or Preferred Stock, whether by reason of Stock dividends, stock splits, recapitalizations, mergers, consolidation, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness

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or subscription rights, options or warrants to holders of Common Stock or
Preferred Stock.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable by election of holders. Each share of Preferred Stock will be entitled, when, as and if declared by the Board of Directors, to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $1 per share (plus any accrued but unpaid dividends) and will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock and not as a class. Finally, in the event of any consolidation, merger or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right is intended to approximate the value of one share of Common Stock.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right, for the Purchase Price, that number of one one-hundredths (1/100ths) of a Preferred Share equivalent to the number of Common Shares that at the time of such event would have a market value of twice the Purchase Price.

         In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, the Rights Plan provides that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. If the Company is so acquired by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder with certain exceptions to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) that at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity that at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate that has publicly traded common shares, that number of common shares of such affiliate that at the time of the transaction would have a market value of twice the Purchase Price.

         At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph, that is, merger, combination or sale of assets, or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

         The Company may issue fractions of Rights or distribute Right Certificates evidencing

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fractional Rights or in lieu thereof pay registered holders an amount in cash based on the current market price of the Preferred Stock or the Common Stock.

         At any time prior to the time any person or group becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable in cash, Common Stock or such other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be effective at such time, on such basis and with such conditions as the Board of Directors may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Prior to the Distribution Date, the Company may, except with respect to the Redemption Price, amend the Rights Plan in any manner. After the Distribution Date, the Company may, except with respect to the Redemption Price, amend the Rights Plan in any manner that does not adversely affect the interests of holders of the Rights.

         Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

         The Rights Plan specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designations of Series A Preferred Stock of the Company and as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Preferred Stock, and a press release to be issued by the Company on October 22, 1998 with respect to the Rights, are attached hereto and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2. Exhibits.

         4. Rights Plan dated October 9, 1998, together with the following exhibits thereto: Exhibit A - Form of Certificate of Designation of Series A Preferred Stock of Ariel Corporation; Exhibit B - Form of Right Certificate; Exhibit C
                   - Summary of Rights to Purchase Shares of Preferred Stock of Ariel Corporation.

         99.       Form of Press Release to be dated October 22, 1998.


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          October 21, 1998



                                                      ARIEL CORPORATION



                                                 BY: /s/ Jack Loprete
                                                     -----------------------
                                                     Jack Loprete
                                                     Chief Financial Officer






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